SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-34155

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Savings Bank Employees' Savings & Profit Sharing Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Savings Financial Group, Inc.
501 East Lewis & Clark Parkway
Clarksville, Indiana 47129

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN -
CLARKSVILLE, INDIANA

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

YEARS ENDED
DECEMBER 31, 2017 AND 2016

FIRST SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

CONTENTS

Report of Independent Registered Public Accounting Firm	Page 3-4

FINANCIAL STATEMENTS:
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	5
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	6
NOTES TO FINANCIAL STATEMENTS	7-13

SUPPLEMENTAL SCHEDULE*:
SCHEDULE OF ASSETS (HELD AT END OF YEAR)	14

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Compensation Committee of the
First Savings Bank Employees' Savings & Profit Sharing Plan
Clarksville, Indiana

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the First Savings Bank Employees' Savings & Profit Sharing Plan (the "Plan") as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements").  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2011.

New Albany, Indiana
June 28, 2018

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2017 AND 2016

	2017	2016

Investments, at fair value:
First Savings Financial Group, Inc. unitized common stock fund	$ 7,933,578	$ 6,877,383
Mutual funds	9,203,568	7,081,171
Common/collective fund	1,370,576	856,256

Total Assets	18,507,722	14,814,810

Net Assets Available for Benefits	$ 18,507,722	$ 14,814,810

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016

Additions to net assets attributed to:
Investment income:
Interest on short-term investment funds	$ 2,404	$ 541
Dividends on mutual funds	327,372	195,595
Dividends on common stock	77,070	73,892
Net appreciation in fair value of investments	2,423,739	1,759,610
	2,830,585	2,029,638

Contributions:
Employer	494,217	399,122
Participant	912,396	626,745
Participant rollovers	64,518	734,251
	1,471,131	1,760,118

Total additions	4,301,716	3,789,756

Deductions from net assets attributed to:
Benefits paid to participants	536,918	623,445
Administrative expenses	71,886	58,362
Total deductions	608,804	681,807

Net Increase	3,692,912	3,107,949

Net assets available for benefits:
Beginning of year	14,814,810	11,706,861

End of Year	$ 18,507,722	$ 14,814,810

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

 (1)          DESCRIPTION OF PLAN

The following description of the First Savings Bank Employees' Savings & Profit Sharing Plan (the "Plan") provides only general information.  Participants should refer to the plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, established by First Savings Bank (the "Bank"), a wholly-owned subsidiary of First Savings Financial Group, Inc. (the "Company"), covering substantially all employees of the Bank who have completed one year of service (minimum of 1,000 hours) and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may make pre-tax and after-tax Roth elective salary deferrals up to 100% of eligible compensation, as defined in the plan document, subject to limitations imposed by Internal Revenue Code ("IRC") regulations.  Eligible participants are also permitted to make special pre-tax catch-up contributions in accordance with IRC regulations and contributions representing distributions from other qualified defined benefit or contribution plans.

The Bank made safe harbor matching contributions equal to 100% of the first 5% of eligible compensation that each participant contributed to the Plan for the years ended December 31, 2017 and 2016.

Bank contributions may also include additional discretionary employer profit sharing contributions as determined annually by the Compensation Committee of the Company.  No discretionary employer profit sharing contributions were made for 2017 or 2016.

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, a common/collective fund and a unitized common stock fund consisting principally of shares of Company common stock as investment options for participants.  Participants may change their investment elections at any time.

Participant Accounts

Each participant's account is credited with participant salary deferrals, Bank contributions and an allocation of plan earnings, and charged with an allocation of plan losses and administrative expenses.  Allocations are based on participant compensation, account balances or specific participant transactions, as defined in the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

 (1 – continued)

Vesting

Participants are immediately 100% vested in their contributions and all employer contributions, plus actual earnings thereon.

Payment of Benefits

On termination of service due to death, disability, retirement or other reasons, participants may receive a lump sum or partial lump sum distribution in an amount up to the value of their vested account balance.  The Plan also provides for in-service distributions for participants that have attained age 59½, subject to certain restrictions, or for financial hardships.  Separated participants with vested account balances exceeding $1,000 may elect to defer benefits until reaching normal retirement age.

(2)           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for additional discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Capital gain distributions from mutual funds are included in dividend income.  Net appreciation in fair value of investments includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds and the common/collective fund are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of the return for these investments.

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

 (2 – continued)

Administrative Expenses

Some administrative expenses are paid by the Bank and some are paid by the Plan.  Those that were paid by the Plan are reflected in the accompanying financial statements.

Employees of the Bank perform certain administrative functions for the Plan.  Neither the Bank nor its employees receive compensation from the Plan.

Payment of Benefits

Benefits are recorded when paid.  At December 31, 2017 and 2016, there were no allocated amounts to participants who had elected to withdraw from the Plan, but had not yet been paid.

Subsequent Events

On February 9, 2018, the Company acquired Dearmin Bancorp, Inc. and its majority owned subsidiary, The First National Bank of Odon ("FNBO").  The Plan was amended effective February 9, 2018 to include service with FNBO for purposes of determining eligibility and vesting under the Plan.

(3)          FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; inputs other than quoted prices that are observed for the asset; or inputs that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(3 – continued)

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.  Level 2 inputs are used for investments for which Level 1 inputs are not available.  Level 3 inputs are used only if Level 1 or Level 2 inputs are not available.  There are no plan assets requiring the use of Level 3 inputs for the periods presented.

The following table presents the balances of the Plan's investments within the fair value hierarchy measured at fair value as of December 31, 2017 and 2016:

	Level 1	Level 2	Level 3	Total

December 31, 2017:
Unitized common stock fund	$ 7,933,578	$ -	$ -	$ 7,933,578
Mutual funds	9,203,568	-	-	9,203,568

Investments in the fair value hierarchy	$ 17,137,146	$ -	$ -	17,137,146

Common/collective fund, measured at net asset value (A)				1,370,576

Total investments				$ 18,507,722

December 31, 2016:
Unitized common stock fund	$ 6,877,383	$ -	$ -	$ 6,877,383
Mutual funds	7,081,171	-	-	7,081,171

Investments in the fair value hierarchy	$ 13,958,554	$ -	$ -	13,958,554

Common/collective fund, measured at net asset value (A)				856,256

Total investments				$ 14,814,810

(A)
In accordance with FASB ASC Subtopic 820-10, certain investments that were measured at net asset value ("NAV") per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

 (3 – continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the valuation techniques and related inputs used for assets measured at fair value at December 31, 2017 and 2016.

Unitized Common Stock Fund

The First Savings Financial Group, Inc. unitized common stock fund includes shares of Company common stock valued at quoted market prices, and a nominal amount of cash and cash equivalents to provide liquidity for participant directed transactions.  The unitized common stock fund's holdings consisted of the following at December 31, 2017 and 2016:

	2017	2016

Shares of Company common stock	136,557	140,559
Quoted market price at December 31	$ 57.02	$ 47.00

Fair value of Company common stock	$ 7,786,480	$ 6,606,273
Cash, cash equivalents and receivables	147,098	271,110

Unitized common stock fund fair market value	$ 7,933,578	$ 6,877,383

Mutual Funds

The fair value of mutual funds is based on the quoted NAV of the shares as reported by the fund.  The mutual funds held by the Plan are open-end mutual funds registered with the United States Securities and Exchange Commission.  The funds must publish their daily NAV and transact at that price.  The mutual funds held by the Plan are considered to be actively traded.

Common/Collective Fund

Investments in the common/collective fund are valued at the NAV of the units held by the Plan based on the fair value of the assets underlying the fund, as reported by the fund manager.  NAV is used as a practical expedient for fair value.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.  Participant transactions (purchases and sales) may occur daily, and there were no redemption or frequency restrictions on the common/collective fund as of December 31, 2017 and 2016.

Gains and losses included in changes in net assets available for benefits for the years ended December 31, 2017 and 2016, are reported in net appreciation in fair value of investments.

The Plan's policy is to recognize transfers between Levels 1 and 2 and into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.  For the years ended December 31, 2017 and 2016, there were no transfers between Levels 1 and 2 and no transfers into or out of Level 3.

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

 (4)          RELATED PARTY TRANSACTIONS

Certain Plan investments are interests in a common/collective fund managed by Reliance Trust Company, the custodian of the Plan's assets.  The Plan also invests in shares of Company common stock through the unitized common stock fund, and the Bank is the plan sponsor as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.

At December 31, 2017 and 2016, the Plan held 136,557 and 140,559 shares of Company common stock through the unitized common stock fund, respectively.  The Plan received $77,070 and $73,892 in dividends on Company common stock for the years ended December 31, 2017 and 2016, respectively.  During 2017 and 2016, the Plan purchased 2,754 and 5,906 shares of Company common stock in the open market through the unitized stock fund having a value of $148,013 and $206,788, respectively.  During 2017 and 2016, the Plan sold 6,756 and 4,837 shares of Company common stock in the open market through the unitized common stock fund for total proceeds of $338,905 and $169,347, respectively.

At December 31, 2017 and 2016, investments in the First Savings Financial Group, Inc. unitized common stock fund totaled 42.9% and 46.4%, respectively, of the Plan's investments.

(5)           PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contribution accounts.

(6)           TAX STATUS

The Plan is based on a volume submitter plan which has received a favorable opinion letter from the Internal Revenue Service ("IRS") dated March 31, 2014, that the volume submitter plan is designed in accordance with applicable sections of the IRC.  The plan administrator has not separately applied for a determination letter from the IRS.  Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe the Plan is qualified and the related trust is tax exempt.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Plan has implemented the accounting guidance for uncertainty in income taxes under the provisions of FASB ASC Topic 740, Income Taxes.  Under that guidance, tax positions are recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the taxing authorities.  As of December 31, 2017, the Plan has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.  The Plan is not currently being examined and the Plan's management believes its tax-exempt status would be upheld under examination.  Plan management believes the Plan is no longer subject to income tax examination for years prior to 2014.

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2017 AND 2016

(7)           RISKS AND UNCERTAINTIES

The Plan invests in various mutual funds, common stock, short-term investment funds and a common/collective fund.  The investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with the investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Participants should refer to the Company's annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10-K and Form 10-Q) regarding risks associated with Company stock.

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER (EIN): 35-0309764, PLAN NUMBER (PN): 002
DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower,	(c) Description of investment including	(e) Current
	lessor or similar party	maturity date, rate of interest,	value
		collateral, par or maturity value

*	First Savings Financial Group common stock	Unitized common stock fund	$ 7,933,578
*	Reliance Trust/MetLife Stable Value	Common/collective fund	1,370,576
	American Funds American Balanced	Mutual fund	595,931
	American Funds EuroPacific Growth	Mutual fund	567,064
	BlackRock Equity Dividend	Mutual fund	182,224
	Carillon Eagle Small Cap Growth	Mutual fund	29,034
	Federated Institutional High Yield Bond	Mutual fund	20,023
	Franklin Utilities	Mutual fund	32,327
	Janus Enterprise I	Mutual fund	70,156
	JP Morgan Large Cap Growth	Mutual fund	484,354
	Loomis Sayles Ltd Term Gov't & Agency	Mutual fund	484,797
	Metropolitan West Total Return Bond I	Mutual fund	1,832
	MFS Global Equity	Mutual fund	21,813
	Oppenheimer Developing Markets I	Mutual fund	97,042
	Templeton Global Bond	Mutual fund	8,363
	T Rowe Price Global Technology Fund I	Mutual fund	297,349
	PIMCO Real Return	Mutual fund	4,371
	Vanguard Intermediate Term Bond Index	Mutual fund	313,623
	Vanguard REIT Index	Mutual fund	125,122
	Vanguard Target Retirement Income	Mutual fund	996
	Vanguard Target Retirement 2015	Mutual fund	125,628
	Vanguard Target Retirement 2020	Mutual fund	349,250
	Vanguard Target Retirement 2025	Mutual fund	1,360,656
	Vanguard Target Retirement 2030	Mutual fund	211,452
	Vanguard Target Retirement 2035	Mutual fund	459,529
	Vanguard Target Retirement 2040	Mutual fund	176,385
	Vanguard Target Retirement 2045	Mutual fund	1,234,882
	Vanguard Target Retirement 2050	Mutual fund	59,598
	Vanguard Target Retirement 2055	Mutual fund	88,099
	Vanguard Target Retirement 2060	Mutual fund	43,441
	Vanguard Small Cap Index Admiral	Mutual fund	423,002
	Vanguard Mid Cap Index Admiral	Mutual fund	644,383
	Vanguard 500 Index Admiral	Mutual fund	658,150
	Victory Sycamore Established Value I	Mutual fund	16,250
	Victory Sycamore Small Company Opportunity I	Mutual fund	16,442

			$ 18,507,722

*	Denotes party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

Date: June 28, 2018	By:	/s/ John P. Lawson, Jr.
John P. Lawson, Jr.
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Monroe Shine & Co., Inc. Independent Registered Public Accounting Firm